Exhibit 4.39

TEXT MODIFYING THE ESTABLISHMENT CONVENTION

SIGNED ON 21 MARCH 1983

BETWEEN THE GOVERNMENT OF THE REPUBLIC OF MALI

AND THE PARTNERS OF THE SYNDICAT DE RECHERCHE MINIERE

IN MALI

(MALI AND BRGM)

TEXT MODIFYING

THE ESTABLISHMENT CONVENTION

SIGNED ON 21 MARCH 1983

BETWEEN THE GOVERNMENT OF THE REPUBLIC OF MALI

AND THE PARTNERS OF THE SYNDICAT DE RECHERCHE MINIERE

IN MALI

(MALI AND BRGM)

BETWEEN:

•	The Government of the Republic of Mali, hereinafter designated the “Government”, acting as Sovereign State, represented by on the one hand,

AND:

•	The Republic of Mali, hereinafter designated “Mali”, represented by

•	The Société d’Etudes, de Recherches et d’Exploitations Minières - SEREM, represented by acting jointly as shareholders in the Société des Mines de Loulo - SOMILO and or partners in the Gold Syndicate,

on the other hand,

Together, hereinafter designated the parties, agree as follows:

ARTICLE 1

The provisions applicable to SOMILO in terms of Article 11 of the Shareholders’ Agreement signed on 7 November 1987 and the Establishment Convention dated 21 March 1983 signed between the Government of Mali and the Syndicat de Recherche Minière shall remain in force, with the exception of Articles 17.2 and 19 of the Said Convention. These Articles are replaced and supplemented, as necessary, by Articles 2, 3 and 4 below.

ARTICLE 2 - TAX SYSTEM

2.1	The tax system defined in this codicil shall vary according to the various phases of operation.

2.2	From the date on which the present Convention comes into effect and for the first three years of production, SOMILO and its affiliated companies and sub-contractors, depending on the circumstances, shall be exempt from all tax (including Value Added Tax, Tax on Services Rendered, and registration fees), duties, contributions or any other direct or indirect taxes that they may have to pay personally or for which they may be liable with the exception of:

a)	fixed duty for the issuing of a mining permit: 700 000 CFA F

b)	fixed duty on the issue of a mining permit: 1 000 000 CFA F

c) the annual surface fee for mining permits and authorisations: 50 000 F/km2 per year;

d)	the Employers’ Standard Contribution (CFE) at the rate in force (the basis being equal to the total gross sum of wages, salaries and pay of employees, including expatriate employees);

e)	the social welfare levies and contributions due for employees, including expatriate employees, as provided for in current legislation;

f)	General Tax on Revenue due by employees;

g)	duties on vehicles except for on-site vehicles and other vehicles directly related to operations;

h)	stamp duties on intended imports with regard to vehicles as well as tax on related insurance contracts, with the exception of on-site vehicles and/or other vehicles directly related to operations;

i)	Ad Valorem tax at a rate of 3%;

j)	tax on services rendered at a rate of 3%.

2.3 After the first three years of production from a project that is the subject of a mining permit, SOMILO, its affiliated companies and sub-contractors shall be bound to pay the following, with regard to the said project:

a) an additional surface fee for mining permits: 75 000 CFA F/ km2 per year;

b) an additional surface fee for mining authorisations: 50 000 CFA F/ km2 per year;

c) registration duties;

d) stamp duties;

e) tax on income from land and tax on mortmain assets subject to exemptions set out in the Mining Code;

f) patent duties;

g) housing tax set at a rate of 1 % of the payroll of all employees;

h) the Employers’ Standard Contribution (CFE) at the rate in force, the basis being equal to the total gross sum of wages, salaries and pay of employees, irrespective of their current or future nationality;

i) General Tax on Revenue due by employees;

j) the social welfare levies and contributions normally due for employees, as provided for in current legislation;

k) tax on profits at a rate of 45 % subject to Article 2.4 below:

l) duties on vehicles, with the exception of heavy equipment and/or other vehicles directly related to mining operations:

m) Value Added Tax (VAT);

n) Duties on insurance contracts taken out with insurance companies residing in Mali;

o) Ad Valorem tax at a rate of 3%;

p) Tax on Special Services Rendered at a rate of 3%.

No other tax, duty, contribution or levy of any type, be it direct or indirect, which is or which may in the future be imposed by the State at any level whatsoever shall be payable by the parties, SOMILO, their affiliated companies or sub-contractors, for the duration of the mining period.

2.4 Notwithstanding the provisions of Article 2.3, SOMILO shall be exempt from tax on profits for the first five years following the first production.

2.5 The net taxable profits of SOMILO, subject to direct taxation at a rate of 45 % shall be determined according to the provisions of Articles 103 and 104 of the Mining Code subject to the definitions and modifications set out below:

a) the liabilities defined in Article 105 of the Mining Code shall consist both of claims of shareholders and/or their affiliated companies against SOMILO as well as claims of third parties;

b)	SOMILO shall be authorised to post to the debit of the operating account any actual interest paid to third parties as well as to its shareholders and/or their affiliated companies insofar as the interest rate paid to the said affiliated companies shall not exceed the Libor rate plus 2%.

c) the depreciation rates applicable shall be those determined by texts in force on the date on which the present codicil is signed, and in particular Interministerial Decree N° 236 MF-MDITP of 23 January 1975.

Depreciation shall come into effect from the date of first production for assets acquired before this date. Depreciation for assets acquired after first production shall come into effect on the date on which the assets go into operation.

Depreciation posted to books in deficit years may be deferred for the purposes of calculation of net profits subject to the tax on Profits. Amounts of deferred depreciation shall be deducted, after deduction of losses carried over, during the first tax year of the Mining Company that shows a profit and each following year that shows a profit.

Exploration and mining expenses which cannot be allocated to depreciable assets shall be capitalised and depreciated by linear calculation over the shorter of the following two periods: ten years or the estimated duration of mining of the mine.

d) all technical assistance costs incurred by SOMILO shall be fully deductible for the calculation of the net annual profits that are liable for tax on profits. SOMILO undertakes to supply the State with an annual certified attestation of the accounts in accordance with Article 104 (c) of the Mining Code.

e) SOMILO shall be authorised to carry over again for a period of five years all operating losses incurred after the first production. For this purpose, operating losses shall mean the excess of all deductions laid down by Article 104 of the Mining Code over all revenue referred to in Article 103 of the said Code.

2.6	In accordance with Article 96 of the Mining Code, the State guarantees to SOMILO that it shall maintain the tax system subject to the provisions of Article 16 of the Convention dated 21 March 1983.

During the duration of the validity of the present Convention and codicil, no modification may be made to the rules concerning the tax basis, the collection of statutory duties and tariffs stipulated in the present Convention. For the duration of the validity of the present Convention, SOMILO shall not be liable for taxes, duties and contributions collected and cleared by the State where their creation has just been decided.

ARTICLE 3 - CUSTOMS SYSTEM

3.1 SOMILO and its affiliated companies and sub-contractors shall benefit from the following customs advantages as from the coming into effect of the present Codicil and during the first three (3) years of production:

a) The prorata temporis duty-free temporary admission system for instruments, machinery and equipment, heavy vehicles, commercial vehicles and other goods destined to be re-exported after exploration or mining activities.

b) The common law system for private vehicles used for SOMILO activities as well as any vehicle destined for private usage;

c) exemption from all import taxes and duties, including the CPS (tax on the Rendering of Services) on tools, chemical products, reagents, petroleum products, oils and lubricants for machinery necessary for their activities, computer equipment and accessories, communications equipment and accessories, spare parts (excluding those destined for private vehicles), materials and equipment, machinery and instruments destined to be incorporated permanently on the mine.

3.2 The expatriate staff of SOMILO, its affiliated companies and subcontractors shall benefit, for their personal effects, from exemption from taxes and duties, for a period of six months from their first establishment in Mali.

3.3 At export, the products shall be exempt from all exit taxes and duties, all tax on turnover at export and all other duties levied at exit during the validity period of the present Convention and codicil. The proceeds from the sale of these exports shall not be liable to any direct or indirect tax and the parties, SOMILO, may dispose of the proceeds in foreign currency of such sales.

3.4	At the time of re-export, the instruments and equipment that were used for carrying out exploration and mining activities shall be exempt from all exit taxes and duties which are normally payable.

3.5 In case of resale in Mali of articles that have been imported duty free in terms of the above provisions, SOMILO and/or its affiliated companies and sub-contractors or their personnel shall obtain authorisation from the State and shall remain liable for all duties on articles thus resold. These articles shall be evaluated according to current legislative and statutory provisions in effect.

3.6	After the first three (3) years of production, SOMILO and/or its affiliated companies and sub-contractors, shall be liable for payment of the relevant customs duties and taxes applicable on the date of signature of this codicil, with the exception of those applicable to petroleum products, oils and lubricants necessary for the production of energy destined for the extraction, transport and processing of ore. These petroleum products, oils and lubricants necessary for the production of energy shall remain exempt from all customs duties and taxes for the duration of the validity period of this codicil.

3.7	For the duration of this Convention, SOMILO, the Operator and their affiliated companies and sub-contractors shall remain exempt from the payment of Value Added Tax (VAT) due on import of capital goods while the Production is exported.

ARTICLE 4 - FINANCIAL SYSTEM

4.1 The Government hereby guarantees to SOMILO, its affiliated companies and sub-contractors the free movement, at entry as well as exit to and from Mali, of funds belonging to the COMPANY, its shareholders and persons duly employed by them, in particular, the transfer outside the borders of Mali of amounts corresponding to the repayment of loans, dividends distributed, interest due, all financial expenses relating to loans granted and to the proceeds of the liquidation of the COMPANY.

4.2	In order to allow SOMILO, within the framework of its activities, to defray its mining expenses and to make payments to suppliers and creditors for goods and services purchased, to contracted loans and to the service of dividends where applicable, Somilo is authorised by this codicil to pay the proceeds of its exports into an offshore account in US dollars or any other convertible currency.

ARTICLE 5 - DURATION AND APPROVAL

5.1	The present text concluded for the remaining period of the Establishment Convention dated 21 March 1983 to which it shall be annexed, shall come into effect after its signature by the parties.

5.2	It shall be approved by the State in a form acceptable by all the parties.

The Government:

Mali:

SEREM: